

Mail Stop 4561

August 4, 2016

Oleg Firer
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
North Miami Beach, Florida 33160

>   **Re: Net Element, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 20, 2016**
>   **File No. 333-212591**

Dear Mr. Firer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale pursuant to an equity line financing. Given the size of this offering, it appears that this may be a primary offering that can proceed on an "at the market" basis under Rule 415(a)(4) only if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations. Alternatively, please amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates.

Cover Page

2.   Please revise the cover page to include disclosure regarding concurrent offerings and disclose the total number of shares that are being concurrently offered. Provide the file numbers and the number of shares available under them.

Plan of Distribution, page 15

3.   Because ESOUSA Holdings, LLC is an underwriter of the proposed offering, it may not rely on Rule 144 to sell its shares. Please revise to remove references to ESOUSA Holdings, LLC being able to rely on Rule 144.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Serge V. Pavluk
        Snell & Wilmer L.L.P.